KENEXA CORPORATION

650 East Swedesford Road

Wayne, Pennsylvania 19087

(610) 971-9171

June 23, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Roberts, Esq., Staff Attorney

Re:	Kenexa Corporation
Registration Statement on Form S-1
Registration No. 333-124028

Dear Mr. Roberts:

Kenexa Corporation, a Pennsylvania corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1, Registration No. 333-124028 (as amended, the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective, pursuant to Rule 430A, at 4:15 p.m. on Thursday June 23, 2005, or as soon thereafter as practicable.

Very truly yours,

KENEXA CORPORATION

By:	/s/ Donald F. Volk
Donald F. Volk
Chief Financial Officer